United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

5E Advanced Materials, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33830Q109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Sen Ming Lim
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 28,200
	6	Shared Voting Power 5,128,206
	7	Sole Dispositive Power 28,200
	8	Shared Dispositive Power 5,128,206

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,156,406
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.1%
12	Type of Reporting Person IN

1	Names of Reporting Persons Virtova Capital Management Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,128,206
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,128,206

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,128,206
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.1%
12	Type of Reporting Person FI

ITEM 1.	(a) Name of Issuer:

5E Advanced Materials, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

9329 Mariposa Road, Suite 210, Hesperia, CA 92344.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(1) Sen Ming Lim

(2) Virtova Capital Management Limited (“Virtova”)

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is Room 1104, Crawford House, 70 Queen Road Central Central, Hong Kong, SAR.

(c)	Citizenship:

Mr. Lim is a citizen of Singapore. Virtova is organized under the laws of Singapore.

(d)	Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”).

(e)	CUSIP Number:

33830Q109

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of the shares of Common Stock as of the date of this filing, based upon 63,311,472 shares of Common Stock outstanding as of June 11, 2024 as disclosed in the Issuer’s Form S-3 Registration Statement, filed with the Securities and Exchange Commission on June 13, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Sen Ming Lim	5,156,406	8.1%	28,200	5,128,206	28,200	5,128,206
Virtova Capital Management Limited	5,128,206	8.1%	0	5,128,206	0	5,128,206

Mr. Lim is the record holder of 28,200 shares of Common Stock reported herein. Virtova is the record holder of 5,128,206 shares of Common Stock reported herein.

Mr. Lim is the Managing Director and Founder of Virtova. As a result, he may be deemed to share beneficial ownership of the shares of Common Stock held directly by Virtova.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2024

Sen Ming Lim

/s/ Paul Weibel
Attorney in Fact for Sen Ming Lim

Virtova Capital Management Limited

By:	/s/ Paul Weibel
Attorney-in-Fact for Sen Ming Lim,
Managing Director

LIST OF EXHIBITS

Exhibit No.	Description

24.1	Power of Attorney for Virtova Capital Management Limited

24.2	Power of Attorney for Sen Ming Lim

99	Joint Filing Agreement.